Exhibit 2.1

English translation

Merger Agreement

By and Between

InterVideo Digital Technology Corp. (“ Party A”), and

Ulead Systems Co. Ltd. (“ Party B”)

WHEREAS, Party B has been invested by Party A; for the efficient consolidation of resources, the reduction of operational cost and the expansion of business scale to strengthen the financial structure, enhance profitability and raise competitive edge, the parties intend to merge with each other.

THEREFORE, both parties negotiate and agree as follows:

Article 1	Both parties agree that the merger is to be carried out through a “merger of absorption,” with Party A as the surviving company and Party B as the dissolved company. After the merger, the name of the surviving company remains “InterVideo Taiwan Co. Ltd.”

Article 2	As of the execution of this agreement, the registered capital of Party A is NT$1,200,000,000, divided into 120,000,000 shares, at the par value of NT$10 per share, all of which are common shares to be issued in installments. The paid-in capital of Party A is NT$1,060,531,850.

Article 3	As of the execution of this agreement, the registered capital of Party B is 1,450,000,000, divided into 145,000,000 shares, at the par value of NT$10 per share, all of which are common shares to be issued in installments. The paid-in capital of Party B is NT$733,334,000.

Article 4	Both parties agree that pursuant to the financial statements audited by a Certified Public Accountant as of December 31, 2005 and as of March 31, 2006, as well as other related factors, Party A shall pay Party B’s shareholders, based on the shares held by such shareholders, at NT$30 per share.

Article 5	After the merger, the registered capital and paid-in capital of Party A remain as specified in Article 2 of this agreement.

Article 6	The record date of the merger shall be determined by the boards of directors of Party A and Party B or jointly by the chairmen of both parties under authorization of their respective boards of directors after the merger has been approved by the shareholders’ meeting of both parties and all government approvals have been obtained. The record date of the merger is tentatively scheduled for December 28, 2006. If the merger cannot be completed on the record date due to other reasons, the boards of directors of both parties shall renegotiate to proper for handling.

English translation of June 23, 2006

Draft for Reference Only

Article 7	If any shareholder of the Parties submits an objection to this merger proposal according the relevant laws, such Party shall purchase the shares of the dissenting shareholder at the then fair price.

Article 8	In view that this merger is carried out in accordance with Article 19 of the Mergers and Acquisitions Law, both parties shall prepare the balance sheet and the inventory of properties upon the adoption if their board resolution. After the board resolution, Party B shall send out individual notices to its creditors and make public that any creditor who has an objection against the merger may raise the objection within a specified period of time not shorter than thirty days. If any creditor of Party B raises the objection within the specified period, Party B shall satisfy its debt to the creditor, furnish an appropriate security against the debt, create any trust exclusively for creditors’ satisfaction, or certify that such merger/consolidation is without prejudice to the rights of creditors.

Article 9	As of the record date of merger, the assets and liabilities as listed on the balance sheet of Party B, as well as any and all rights and obligations validly existing as of the record date of merger (including but not limited to patents, copyrights and trademarks) shall be assumed by Party A pursuant to applicable law.

Article 10	If Party A agrees to continue to employ the employees of Party B who agree to be retained after the closing date, the conditions of the employment shall remain the same as between Party B and its employees. Party A shall also recognize the years of service of the retained employees with Party B before the closing date. If Party A thinks it is necessary to terminate the employment of certain employees after the closing date, Party A shall be responsible for the severance pay.

Article 11	Except where otherwise stated in this agreement, any and all taxes and expenses incurred in connection with the execution or performance of this agreement shall be paid by Party A, unless requirements for tax exemption are met. If this agreement is not valid due to failure to obtain necessary government approvals or for other reasons, expenses already incurred for the counseling of lawyers, accountants and other experts shall be equally shared by both parties.

Article 12	After the merger, the articles of incorporation of the surviving company shall remain the original articles of incorporation of Party A, which may be amended if necessary.

Article 13	Each of the parties represents and warrants as the following: (i) it is a company duly organized and validly existing under the laws of the Republic of China, (ii) it has full power and legal authority to execute and deliver this Agreement and any related documents, and to perform its obligations under this Agreement and any related documents, and (iii) it has obtained all the relevant valid authority to execute this Agreement and to enforce under the Agreement.

English translation of June 23, 2006

Draft for Reference Only

Article 14	After the execution of this agreement, if the parties or the number of parties participating in the merger have been changed, all the legal procedures already completed shall be carried out anew.

Article 15	In the event that any provision of this agreement violates the law and becomes void, only that particular provision shall be void while the remainder of this agreement will continue to be effective. As for the provision that becomes void due to violation of the law, it shall be amended according to the relevant law and regulations or jointly renegotiated, to tae extent permitted by the law, by the chairmen of both parties under authorization of their boards of directors. If any provision of this agreement is required to be modified according to the opinions of the competent authorities, under the applicable law or the then given facts and circumstances, it may be so amended by the opinions of the competent authorities or jointly renegotiated by the chairmen of both parties under authorization of their boards of directors for amendments, in accordance with the opinions of the competent authorities, the applicable law or the particular circumstances.

Article 16	This agreement shall be interpreted in accordance with the law of Taiwan, Republic of China. Both parties agree that the Taipei District Court shall have the first instance jurisdiction of all disputes arising from or in connection with this agreement.

Article 17	This agreement shall become effective when signed by duly authorized representatives from both parties after it is approved by the boards of directors of both parties. Both parties agree that if necessary government approvals are not obtained, this agreement shall become null and void with retroactive effects upon execution.

Article 18	This agreement is to be executed in two originals to be kept by each party. There are several counterparts for the use for the relevant applications and filings.

Party A: InterVideo Digital Technology Corp.

Representative: /s/ Sencuo Ro

Address: 7F, No. 399, Rueiguang Rd., Neihu District, Taipei City, Taiwan

Party B: Ulead Systems Co., Ltd.

Representative: /s/ Chiming Liu

Address: 7F, No. 399, Rueiguang Rd., Neihu District, Taipei City, Taiwan

July 5, 2006